UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Endeavor Group Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

29260Y109

(CUSIP Number)

Karen M. King, Esq.

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, California 94025

(650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Elizabeth Cooper, Esq.

Christopher May, Esq.

Mark Myott, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

March 29, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29260Y109

1.	Names of Reporting Persons. Silver Lake West HoldCo, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 82,633,568
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 82,633,568

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,633,568
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109

1.	Names of Reporting Persons. Silver Lake West HoldCo II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 91,480,988
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 91,480,988

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,480,988
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.4% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109

1.	Names of Reporting Persons. Silver Lake West VoteCo, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 174,114,556
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 174,114,556

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,114,556
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.4% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109

1.	Names of Reporting Persons. Egon Durban
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 174,114,556
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 174,114,556

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,114,556
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.4% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

Explanatory Note

This Amendment No. 3 (the “Amendment”) is being filed by Silver Lake West HoldCo, L.P. (“West HoldCo”), Silver Lake West HoldCo II, L.P. (“West HoldCo II” and together with West HoldCo, the “HoldCos”), Silver Lake West VoteCo, L.L.C. and Egon Durban (collectively, the “Reporting Persons”) and amends the statement on Schedule 13D originally filed by certain affiliates of the Reporting Persons on May 13, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on July 26, 2021, as amended by Amendment No. 2 to Schedule 13D filed on October 26, 2023 (as amended, the “Schedule 13D”) relating to the Class A common stock, par value $0.00001 per share (the “Class A Common Stock”), of Endeavor Group Holdings, Inc., a Delaware corporation (the “Issuer”).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Agreement and Plan of Merger

Overview

On April 2, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Endeavor Manager, LLC, a Delaware limited liability company and subsidiary of the Issuer (“Manager”), Endeavor Operating Company, LLC, a Delaware limited liability company and a subsidiary of Manager and indirect subsidiary of the Issuer (“OpCo” and, together with the Issuer and Manager, the “Company Entities” and each, a “Company Entity”), Endeavor Executive Holdco, LLC, a Delaware limited liability company (“Executive Holdco”), Endeavor Executive II Holdco, LLC, a Delaware limited liability company (“Executive II Holdco”), Endeavor Executive PIU Holdco, LLC, a Delaware limited liability company (together with Executive Holdco and Executive II Holdco, the “Executive Holdcos”), Wildcat EGH Holdco, L.P., a Delaware limited partnership (“Holdco Parent”), Wildcat OpCo Holdco, L.P., a Delaware limited partnership (“OpCo Parent” and, together with Holdco Parent, the “Parent Entities” and each, a “Parent Entity”), Wildcat PubCo Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Holdco Parent (“Company Merger Sub”), Wildcat Manager Merger Sub, L.L.C., a Delaware limited liability company and a wholly-owned subsidiary of Company Merger Sub (“Manager Merger Sub”), Wildcat OpCo Merger Sub, L.L.C., a Delaware limited liability company and wholly-owned subsidiary of OpCo Parent (“OpCo Merger Sub” and, together with Manager Merger Sub and Company Merger Sub, the “Merger Subs” and each, a “Merger Sub”). The Merger Agreement and the transactions contemplated thereby were unanimously approved by the Executive Committee of the Issuer (the “Executive Committee”) upon the unanimous recommendation of a special committee of the board of directors of the Issuer (the “Special Committee” and, such recommendation, the “Special Committee Recommendation”)—a committee comprised solely of independent and disinterested directors that was established by the Executive Committee to review, evaluate and negotiate the Merger Agreement, make a determination as to whether the Transactions (as defined below) are fair to, and in the best interests of, the Issuer, its stockholders, and the equityholders of Manager and OpCo and make a recommendation to the Executive Committee with respect to the Transactions.

Subject to the terms of the Merger Agreement, (a) OpCo Merger Sub will merge with and into OpCo, with OpCo surviving the merger, collectively owned, directly or indirectly, by OpCo Parent, Manager and certain Rollover Holders (the “OpCo Merger”), (b) immediately following the OpCo Merger, Manager Merger Sub will merge with and into Manager, with Manager surviving the merger, wholly-owned by the Issuer (the “Manager Merger”) and (c) immediately following the Manager Merger, Company Merger Sub will merge with and into the Issuer, with the Issuer surviving the merger, collectively owned, directly or indirectly, by Holdco Parent and certain Rollover Holders (as defined herein) (the “Company Merger” and, together with the Manager Merger and the OpCo Merger, the “Mergers” and, together with the other transactions contemplated by the Merger Agreement, collectively, the “Transactions”).

As a result of the Company Merger, each share of Common Stock (as defined below) outstanding immediately prior to the effective time of the Company Merger (the “Company Merger Effective Time” or the “Effective Time,” provided, that the Company Merger Effective Time shall occur immediately after the Manager Merger Effective Time (as defined herein)) (subject to certain exceptions, including (i) (a) shares of Common Stock owned by the Issuer, Manager or OpCo or any of OpCo’s direct or indirect wholly owned subsidiaries, (b) shares of Common Stock owned by the Merger Subs or the Parent Entities or any of the Parent Entities’ direct or indirect wholly owned subsidiaries, or, any affiliate of the Parent Entities designated in writing by the Parent Entities to the Issuer at least two business days prior to the Company Merger Effective Time and (c) shares of Class X Common stock and Class Y Common Stock issued and outstanding immediately prior to the Company Merger Effective Time (collectively, the “Excluded Shares”), (ii) the Rollover Shares (as defined herein) and (iii) shares of Common Stock owned by stockholders of the Issuer who have validly demanded and not withdrawn appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will, at the Company Merger Effective Time, automatically be cancelled and converted into the right to receive $27.50 in cash (the “Company Merger Consideration”), without interest and subject to applicable withholding taxes.

As a result of the Manager Merger, each common unit of Manager (“Manager Membership Interest”) outstanding immediately prior to the effective time of the Manager Merger (the “Manager Merger Effective Time”) (subject to certain exceptions, including each Manager Membership Interest owned by the Issuer or the Manager immediately prior to the Manager Merger Effective Time) will, at the Manager Merger Effective Time, automatically be cancelled and converted into the right to receive $27.50 in cash (the “Manager Merger Consideration”), without interest and subject to applicable withholding taxes and certain deferrals to take into account certain terms of the existing Manager Membership Interests.

As a result of the OpCo Merger, (a) each common unit of OpCo (“OpCo Membership Interest”) outstanding immediately prior to the effective time of the OpCo Merger (the “OpCo Merger Effective Time”) (subject to certain exceptions, including (i) each OpCo Membership Interest owned by the Issuer, Manager, OpCo, or any direct or indirect wholly-owned subsidiary of OpCo, the Parent Entities or any direct or indirect wholly-owned subsidiary of the Parent Entities, and (ii) Rollover Units (as defined herein)) will, at the OpCo Merger Effective Time, automatically be cancelled and converted into the right to receive $27.50 in cash (the “OpCo Merger Consideration”), without interest and subject to applicable withholding taxes and certain deferrals to take into account certain terms of the existing OpCo Membership Interests and (b) each profits unit of OpCo (“OpCo Profits Unit”) outstanding immediately prior to the OpCo Merger Effective Time will, at the OpCo Merger Effective Time, automatically be cancelled and converted into the right to receive the OpCo Merger Consideration less the “strike price” of such OpCo Profits Unit in cash (the “OpCo Profits Units Merger Consideration” and, together with the OpCo Merger Consideration, the Manager Merger Consideration and the Company Merger Consideration, with respect to such applicable equity securities, the “Merger Consideration”), without interest and subject to applicable withholding taxes and certain deferrals to take into account certain terms of the existing OpCo Profits Units. If the Mergers are consummated, the Class A Common Stock will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Delivery of Stockholder Written Consent

On April 2, 2024, (a) the HoldCos and (b) Ariel Emanuel and Patrick Whitesell and each of their respective personal revocable trusts that holds shares of Common Stock and/or OpCo Membership Interests, and the Executive Holdcos (together, the “Management Holders” and, together with the HoldCos, the “Specified Stockholders”), which collectively hold a majority of the combined voting power of the outstanding shares of Class A Common Stock, Class X Common Stock and Class Y Common Stock at that time, executed and delivered to the Issuer a written consent (the “Written Consent”) adopting and approving the Merger Agreement and the Transactions, including the Mergers. No further approval of the stockholders of the Issuer is required to adopt and approve the Merger Agreement.

Treatment of Equity Awards

As a result of the Company Merger, each outstanding restricted stock unit subject to service-based vesting conditions (each, a “Company RSU”) or performance-based vesting conditions (each, a “Company PSU”), pursuant to which the holder has a right to receive Company Class A Common Stock (or cash in an amount determined by reference to the value thereof) following the vesting or lapse of restrictions applicable to such restricted stock unit, that is vested, but not yet settled as of the Effective Time will automatically be cancelled and converted into the right to receive an amount in cash equal to the product of (x) the Company Merger Consideration and (y) the number of shares of Class A Common Stock subject to such Company RSU or Company PSU, subject to certain tax deductions or withholdings as a result of the Transactions (the “RSU/PSU Consideration”), payable as soon as practicable following the the Effective Time. Each Company PSU that is unvested as of the Effective Time will, at the Effective Time, automatically be cancelled without any cash payment being made in respect thereof.

The treatment of each Company RSU that is not vested as of the Effective Time will be determined by the Executive Committee prior to the Effective Time, or, if not determined prior to the Effective Time in any event within forty (40) Business Days following the Effective Time, by the administrator of the Issuer stock plan as soon as reasonably practicable following the Effective Time.

In addition, at the Effective Time, each outstanding option to acquire Class A Common Stock (each, a “Company Option”) that is vested will automatically be cancelled and converted into the right to receive an amount in cash, without interest and subject to certain tax deductions or withholdings as a result of the Transactions, as soon as reasonably practicable after the Effective Time equal to the product of (a) the number of shares of Class A Common Stock subject to such Company Option, multiplied by (b) the Company Merger Consideration less the exercise price per share of such Company Option, in effect immediately prior to the Effective Time. Any Company Option that is not vested at the Effective Time or that has an exercise price per share equal to or greater than the Company Merger Consideration will be cancelled without any cash payment being made in respect thereof.

Closing Conditions

Completion of the Mergers is subject to certain closing conditions, including (a) at least 20 calendar days having elapsed since the mailing to the Issuer’s stockholders of the definitive information statement to be filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Mergers (in accordance with Regulation 14C under the Exchange Act), (b) (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (ii) the clearance or obtainment of the applicable approvals under certain specified antitrust laws and foreign investment laws, (c) the absence of laws enjoining, restraining or otherwise prohibiting or making illegal the Mergers, (d) the clearance or obtainment of the applicable approvals by the Company Entities required by certain specified gaming authorities, (e) the accuracy of the other party’s representations and warranties, subject to certain customary materiality standards set forth in the Merger Agreement, (f) compliance in all material respects with the other party’s obligations under the Merger Agreement and (g) no Material Adverse Effect (as defined in the Merger Agreement) having occurred since the date of the Merger Agreement and being continuing as of the Effective Time. The completion of the Mergers are not subject to any financing condition.

Asset Sales

The Merger Agreement includes covenants requiring the Company Entities, at the Parent Entities’ request, to use their reasonable best efforts to facilitate, negotiate and consummate the sale transfer, divestiture or other disposition (each, a “Company Sale”) of such Subsidiaries, business organizations, divisions, business units or assets of the Company Entities or the Company Subsidiaries (whether by a sale of equity interests or assets, merger or otherwise), in each case as identified by the Parent Entities from time to time (but excluding (i) TKO and any of its Subsidiaries and (ii) the agency representation business of William Morris Endeavor Entertainment, LLC and its Subsidiaries); provided, that such Company Sales are either (x) conditioned upon the consummation of the Mergers and the Transactions or (y) approved by the Executive Committee.

Dividends

The Merger Agreement requires the Issuer to, in each calendar quarter prior to the Closing, declare and pay a dividend in respect of each issued and outstanding share of Class A common stock of the Issuer at a price equal to $0.06 per share.

No Solicitation

The Merger Agreement includes covenants requiring the Company Entities not to (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries with respect to or which would reasonably be expected to lead to the submission of, any acquisition proposal, (ii) engage in, continue or otherwise participate in discussions or negotiations regarding, or furnish to any person any non-public information in connection with, any acquisition proposal, (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement relating to, or which would reasonably be expected to provide for, any acquisition proposal or that would require the Issuer to abandon, terminate or fail to consummate the Mergers subject to, prior to receipt of the Company Stockholder Approval (which Company Stockholder Approval was effected upon the execution and delivery of the Written Consent), a customary “fiduciary out” provision that allows the Company Entities, under certain specified circumstances, to provide information to, and participate in discussions and engage in discussions or negotiations with, third parties with respect to an acquisition proposal if the Company Entities complied with certain notice and other requirements and the Executive Committee (acting upon the recommendation of the Special Committee) or the Special Committee determines in good faith (in each case after consultation with its outside legal counsel and outside financial advisors) that such acquisition proposal is more favorable to the Issuer’s stockholders from a financial point of view than the Mergers and is reasonably likely to be completed, taking into account the legal, financial, regulatory and other aspects of such acquisition proposal, subject to certain matching rights in favor of the Parent Entities (a “Superior Proposal”) or (iv) approve, endorse or recommend any proposal that constitutes, or would reasonably be expected to lead to an acquisition proposal.

Termination and Fees

Either the Issuer, acting with the prior approval of the Special Committee, or the Parent Entities, may terminate the Merger Agreement in certain circumstances, including if (i) the Mergers are not completed by April 2, 2025 (the “Outside Date”), subject to certain limitations and as such date may be extended pursuant to the terms of the Merger Agreement or by the mutual written consent of the Company (acting with the prior approval of the Special Committee) and the Parent Entities, (ii) a governmental authority of competent jurisdiction, except a gaming authority, has enacted, issued, promulgated, enforced or entered any law permanently prohibiting the Mergers, and (iii) the other party breaches its representations, warranties or covenants in the Merger Agreement, subject in certain cases to the right of the breaching party to cure the breach. In addition, the Issuer, acting with the prior approval of the Special Committee, may terminate the Merger Agreement if the Parent Entities fail to consummate the closing after the Issuer has delivered written notice that all conditions to closing have been satisfied and the Issuer is prepared to consummate the closing. The Parent Entities and the Issuer (acting with the prior approval of the Special Committee) may also terminate the Merger Agreement by mutual written consent.

If the Merger Agreement is terminated in certain circumstances, including in connection with the Issuer’s entry into a Superior Proposal, OpCo would be required to pay the Parent Entities a termination fee of $288,500,000. If the Merger Agreement is terminated in certain circumstances, including a breach of Parent Entities’ obligations under the Merger Agreement, failure of the Specified Stockholders to provide the Written Consent, or Parent Entities’ failure to consummate the closing when required by the Merger Agreement, the Parent Entities would be required to pay OpCo a termination fee of $705,000,000 (the “Parent Termination Fee”).

Other Terms of the Merger Agreement

Each of the Company Entities, the Parent Entities and the Merger Subs has made customary representations, warranties and covenants in the Merger Agreement, including, among others, with respect to the Company Entities, covenant (i) to conduct their business in the ordinary course during the period between the date of the Merger Agreement and the consummation of the Transactions and (ii) not to engage in specified types of transactions or take specified actions during this period unless agreed to in writing by the Parent Entities. The parties have also agreed to use reasonable best efforts to consummate the Transactions as promptly as reasonably practicable, including taking all actions necessary to obtain the regulatory approvals necessary to complete the Transactions, subject to certain limitations.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the purposes of the Merger Agreement and as of specific dates; were made solely for the benefit of the parties to the Merger Agreement; are not intended as statements of fact, but rather as a way of allocating the risk between the parties in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by Issuer stockholders or other security holders.

Voting and Support Agreement

Concurrently with the execution of the Merger Agreement, the HoldCos entered into a voting and support agreement (the “Voting and Support Agreement”) with the Issuer, Manager and OpCo, pursuant to which each of the HoldCos agreed that, until the earlier of the effective time of the Merger and the termination of the Merger Agreement, it will vote all of its shares of Common Stock (i) to the extent the Written Consent has been revoked, superseded or modified, in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, (ii) in favor of any other matter necessary for the transactions contemplated by the Merger Agreement to be timely consummated, (iii) in favor of any other matter in which the approval of stockholders is unanimously requested by the Executive Committee in connection with the stockholders’ approval of the Merger Agreement and the transactions contemplated thereby, (iv) against any action, agreement or proposal which could reasonably be expected to impede, interfere with, delay or adversely affect the Mergers or the other transactions contemplated by the Merger Agreement, and (v) against any action, proposal, transaction or agreement that could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company Entities, Parent Entities and Merger Sub under the Merger Agreement, or of such HoldCo under the Voting and Support Agreement.

This summary of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting and Support Agreement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Equity Commitment Letter, Debt Commitment Letter and Preferred Equity Commitment Letter

Pursuant to the equity commitment letter, dated April 2, 2024 (the “Equity Commitment Letter”), Silver Lake Partners VI, L.P. (“SLP Fund VI”), Silver Lake Partners VII, L.P. (“SLP Fund VII”) and SL SPV-4, L.P. (together with SLP Fund VI and SLP Fund VII, the “SLP Commitment Parties”), each an investment fund managed by Silver Lake Group, L.L.C. and its affiliates, have committed to provide the Parent Entities, on the terms and subject to the conditions set forth in the equity commitment letter, an aggregate equity commitment equal to $6,376,940,000 to fund a portion of the payment of the aggregate Merger Consideration and other amounts required to be paid under the Merger Agreement (the “Equity Financing”). Pursuant to the debt commitment letter, dated April 2, 2024 (the “Debt Commitment Letter”), JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., Bank of America, N.A., Goldman Sachs Bank USA, Barclays Bank PLC, Deutsche Bank Securities Inc. (“DBSI”), Deutsche Bank AG New York Branch (“DBNY” and together with DBSI, “DB”) and Royal Bank of Canada (“RBC”) have committed to provide the Parent Entities or the Merger Subs, on the terms and subject to the conditions set forth in the debt commitment letter, certain debt financing equal to $8,500,000,000 to fund a portion of the payment of the aggregate Merger Consideration and other amounts required to be paid under the Merger Agreement (the “Debt Financing”, and together with the Equity Financing, collectively, the “Financing”). The Financing, when funded in full in accordance with the equity commitment letter and the debt commitment letter, as applicable, will provide an aggregate amount that is sufficient to fund the payment of (i) the aggregate Merger Consideration and (ii) all other amounts required to be paid at or prior to the consummation of the Transactions and all fees, costs and expenses of or payable by the Parent Entities and the Merger Subs in connection with the Transactions and the Financing (collectively, the “Required Amount”), in each case in accordance with the Merger Agreement at the closing of the Mergers.

In addition, pursuant to the equity commitment letter, dated April 2, 2024, DFO Private Investments, L.P. and Thirty Fifth Investment Company L.L.C. have committed to provide the Parent Entities or the Merger Subs, on the terms and subject to the conditions set forth in the equity commitment letter, preferred equity financing equal to $500,000,000 (the “Preferred Equity Commitment Letter”).

Limited Guarantee

Pursuant to the limited guarantee, dated April 2, 2024 (the “Limited Guarantee”), SLP Fund VI and SLP Fund VII have agreed to guarantee (i) the obligation of the Parent Entities to pay the Parent Termination Fee and (ii) certain reimbursement obligations that may be owed by the Parent Entities if the Parent Termination Fee becomes payable, in each case, pursuant to and in accordance with the terms and conditions of the Merger Agreement.

Rollover Agreements

Concurrent with the execution of the Merger Agreement, each of the Executive Holdcos, Ari Emanuel, Ariel Emanuel’s personal revocable living trust, Patrick Whitesell, Patrick Whitesell’s personal revocable living trust and Mark Shapiro (each, a “Rollover Holder”) entered into a rollover agreement with the Parent Entities (collectively, the “Rollover Agreements”), pursuant to which each Rollover Holder has agreed, on the terms and subject to the conditions set forth therein, that certain of their equity interests in OpCo will remain outstanding in the OpCo Merger (“Rollover Units”) and certain shares of Common Stock they own will remain outstanding in the Company Merger (the “Rollover Shares” and, together with the Rollover Units, the “Rollover Interests”), and the Rollover Holders will not receive cash consideration (including the merger consideration) under the Merger Agreement in respect of such Rollover Interests.

This summary of the Rollover Agreements does not purport to be complete and is qualified in its entirety by reference to the Rollover Agreements, copies of which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Letter Agreements

Ariel Emanuel Letter Agreement.

The Company, OpCo, William Morris Endeavor Entertainment, LLC (“WME”), Holdco Parent and OpCo Parent entered into a letter agreement with Mr. Emanuel (the “Emanuel Letter Agreement”), which provides for, among other things, the following.

•

Mr. Emanuel’s current employment agreement with the Issuer and OpCo will terminate at the Effective Time and Mr. Emanuel will not be entitled to any additional compensation or benefits under such employment agreement (other than accrued compensation and reimbursement of any unreimbursed business expenses).

•

At the Effective Time, Mr. Emanuel will be appointed as the Chief Executive Officer of the Company, a member of the board of directors of the Company and Founder and Executive Chairman of WME. He will be eligible to serve in such positions until the earlier of his death, incapacitation or resignation, except that Mr. Emanuel’s employment as Chief Executive Officer of the Company will terminate upon payment of the AE Asset Sale Bonus (as described below).

•

Mr. Emanuel will be reimbursed for travel, entertainment and other expenses reasonably incurred in the performance of his duties and responsibilities in accordance with applicable policy and, while employed as Chief Executive Officer of the Issuer, Mr. Emanuel may participate in all health, welfare, retirement and other benefit plans (excluding any severance plans) that are made available to other the Company employees.

•

Following an initial public offering of or pertaining to the Issuer or WME, such company will take all actions necessary to appoint or nominate Mr. Emanuel to comparable positions either with such company or with the applicable public company successor to the Issuer.

•

Mr. Emanuel will receive new equity awards in the Issuer or OpCo following the Mergers representing 2.5% (the “Initial Award”) and 0.50% (the “Supplemental Award”) of the equity interests, in each case calculated on a fully-diluted basis. One third of the Initial Award will be options (or economically-equivalent equity interests in OpCo) and two thirds of the Initial Award will be restricted stock units. All of the Supplemental Award will be catch-up profits interests. The awards will be subject to vesting and other terms to be mutually agreed by the parties.

•

Mr. Emanuel will receive a $25,000,000 asset sale transaction bonus (the “AE Asset Sale Bonus”) following the sale or disposition (in one or a series of transactions) of all of, or all except a de minimis portion of, the certain specified assets of the Issuer and OpCo, subject to certain exceptions.

•

Upon payment of the AE Asset Sale Bonus, Mr. Emanuel’s employment as Chief Executive Officer of the Issuer will terminate but such payment will not affect his position as Founder and Executive Chairman of WME or as a member of the board of directors of the Issuer.

•

From and after the effective time of the Mergers, Mr. Emanuel will be entitled to receive quarterly royalty payments from WME equal to 2.5% of the quarterly net cash profits (as defined in the Emanuel Letter Agreement) of the agency representation business of WME and its affiliates (the “WME Agency Business” and such payments, the “Emanuel Royalty Payments”).

•	Mr. Emanuel’s right to Emanuel Royalty Payments will terminate upon the occurrence of certain qualifying sale transactions involving WME.

•

From and after the second anniversary of the effective date of the Mergers, Mr. Emanuel will have a one-time right to require the Issuer (a) to repurchase all or a portion of his equity interests in the Issuer or (b) to purchase all or a portion of his OpCo equity interests, or any combination of (a) and (b). The put price per equity interest shall be (x) if within five and a half years of the effective date of the Mergers, the price paid in the Merger plus interest equal to the 10-year United States Treasury Rate, and (y) thereafter, the most recent valuation of a share of the Issuer adjusted for various items such as exercise price, strike price or distribution threshold, required withholding, adjustment for stock splits, reverse splits, stock dividends or similar events.

•

Following the effective date of the Mergers, ownership and operation of one of the private planes owned by the Issuer and its subsidiaries (other than TKO Group Holdings, Inc. and its Subsidiaries) (collectively, the “Employer Group”) will transfer to Mr. Emanuel. The Employer Group will pay or reimburse him for reasonable costs and expenses related to the use of the plane for business purposes of the Employer Group.

•

The Issuer, Holdco Parent, OpCo and OpCo Parent will reimburse Mr. Emanuel for his expenses (including reasonable and documented out-of-pocket legal fees and costs) incurred in anticipation of and/or in connection with the transactions, including the drafting, negotiation and execution of the Emanuel Letter Agreement and rollover agreement.

•

The Company, OpCo, Holdco Parent and OpCo Parent will indemnify and hold harmless, and advance expenses to, Mr. Emanuel if he is made or is threatened to be made a party or is otherwise involved in any transaction litigation in any capacity.

Certain information regarding Mr. Emanuel has been described under the section entitled “Class III Directors Whose Terms Expire at the 2024 Annual Meeting of Stockholders” and certain existing arrangements with Mr. Emanuel have been described under the section entitled “Certain Transactions with Related Persons” in the definitive proxy statement with respect to the Issuer’s 2023 annual meeting of stockholders filed on April 28, 2023.

This summary of the Emanuel Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Emanuel Letter Agreement, a copy of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Patrick Whitesell Letter Agreement

The Issuer, OpCo, WME, Holdco Parent and OpCo Parent entered into a letter agreement with Mr. Whitesell (the “Whitesell Letter Agreement”), which provides for, among other things, the following.

•

Mr. Whitesell’s current employment agreement and restrictive covenant agreement with the Issuer and OpCo will terminate at the earlier of the Effective Time or Mr. Whitesell’s resignation without good reason (as defined in this current employment agreement) (the “Trigger Date”). After such termination, Mr. Whitesell will be eligible to receive accrued and unpaid base salary, reimbursement of any unreimbursed business expenses, and, subject to Mr. Whitesell’s execution, delivery and non-revocation of a general release of claims, a prorated amount equal to Mr. Whitesell’s annual bonus earned in respect of 2023, with such proration based on the number of days employed during the year in which the termination occurs.

•

At the effective time of the Merger, Mr. Whitesell will be appointed as a member of the board of directors of the Issuer and, if requested by the Issuer or a Silver Lake affiliate and agreed to by Mr. Whitesell, will also be appointed as Chairman of the governing body of WME.

•

Mr. Whitesell will not be entitled to any additional compensation for his services, except that if Mr. Whitesell is not actively involved in the management of WME and being compensated for such management services, he will receive compensation for being a member of the board of directors of the Issuer and/or WME that is consistent with other investing, non-Silver Lake affiliated directors. Mr. Whitesell will be eligible to serve in such positions until the earlier of his death, incapacitation or resignation, except in certain limited circumstances which may result in Mr. Whitesell leaving those positions earlier. Mr. Whitesell will be entitled to be reimbursed for travel, entertainment and other expenses reasonably incurred in the performance of his duties and responsibilities in accordance with applicable policy and will be entitled to the same rights of exculpation, indemnification and advancement of expenses as are provided to the other members of the board of directors of the Issuer and the governing body of WME.

•

Following an initial public offering of the Issuer or WME, if requested by Mr. Whitesell, such company will take all actions reasonably necessary to nominate Mr. Whitesell for election to the board of directors of the applicable public company, and if elected, he agrees to serve until the earlier of his death, incapacitation, resignation or removal.

•

Silver Lake affiliates will invest $250,000,000 of seed equity into a new business to be founded, managed and controlled by Mr. Whitesell, which business will include (a) investing in and providing services to companies in the entertainment, media and sports industries, (b) developing, producing, financing and exploiting film, television and digital audio visual content, (c) talent management and (d) consulting with other entertainment companies.

•

If Mr. Whitesell is appointed as Chairman of WME at the Effective Time, then he will be entitled to receive quarterly royalty payments from WME equal to 2.5% of the quarterly net cash profits (as defined in the Whitesell Letter Agreement) of the agency representation business of WME (the “WME Agency Business” and such payments, the “Whitesell Royalty Payments”). If Mr. Whitesell is not appointed as Chairman of WME at the Effective Time, then he will receive a lump sum payment of $60,000,000 and will not be entitled to Whitesell Royalty Payments or Whitesell Commission Payments (as described and defined below).

•

Mr. Whitesell’s right to Whitesell Royalty Payments will terminate upon the occurrence of certain qualifying sale transactions involving WME. Mr. Whitesell may also elect to unilaterally terminate his right to receive the Whitesell Royalty Payments and to begin receiving the Whitesell Commission Payments.

•

If Mr. Whitesell is appointed as Chairman of WME at the Effective Time and becomes entitled to Whitesell Royalty Payments, Mr. Whitesell may thereafter elect, at any time, to terminate the Whitesell Royalty Payments and begin receiving certain commissions with respect to common clients of Mr. Whitesell and WME (the “Whitesell Commission Payments”). Mr. Whitesell’s right to any Whitesell Commission Payments will also terminate upon certain qualifying sale transactions involving WME.

•

From and after the first anniversary of the effective date of the Mergers, Mr. Whitesell will have the right to require the Issuer to repurchase his the Issuer equity interests and/or OpCo equity interests. The put price per equity interest shall be (a) if within five and a half years of the effective date of the Mergers, the price in the Mergers plus interest equal to the 10-year United States Treasury Rate and (b) thereafter, the most recent valuation of a share of the Issuer adjusted for various items such as exercise price, strike price or distribution threshold, required withholding, adjustment for stock splits, reverse splits, stock dividends or similar events.

•	the Issuer will also have the right to call Mr. Whitesell’s equity interests under certain circumstances at the same prices that apply to Mr. Whitesell’s put right.

•

Following the Effective Time, ownership and operation of one of the Employer Group’s private planes will transfer to Mr. Whitesell. The Employer Group will pay or reimburse him for reasonable costs and expenses related to the use of the plane for the Issuer and WME business purposes.

•

the Issuer, Holdco Parent, OpCo and OpCo Holdco will reimburse Mr. Whitesell for his expenses (including reasonable and documented out-of-pocket legal fees and costs) incurred in anticipation of and/or in connection with the transactions, including the drafting, negotiation and execution of the Whitesell Letter Agreement and rollover agreement.

•

the Issuer, OpCo, Holdco Parent and OpCo Parent will indemnify and hold harmless, and advance expenses to, Mr. Whitesell if he is made or is threatened to be made a party or is otherwise involved in any transaction litigation in any capacity.

Certain information regarding certain existing arrangements with Mr. Whitesell have been described under the section entitled “Certain Transactions with Related Persons” in the definitive proxy statement with respect to the Issuer’s 2023 annual meeting of stockholders filed on April 28, 2023.

The foregoing description of the Whitesell Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Whitesell Letter Agreement, a copy of which is attached hereto as Exhibit 10.2 and incorporated herein by reference

Mark Shapiro Employment Agreement Amendment

The Issuer and OpCo entered into an employment agreement amendment with Mr. Shapiro (the “Shapiro Employment Agreement Amendment”), which amended certain terms of his previously disclosed Employment Agreement, dated as of April 19, 2021, and amended as of February 26, 2024 (as amended, the “Existing Shapiro Employment Agreement”). The Shapiro Employment Agreement Amendment provides for, among other things, the following (effective as of April, 2 2024).

•	Mr. Shapiro’s base salary was increased to $7,000,000.

•

Mr Shapiro will receive a guaranteed annual bonus equal to $15,000,000 for each year during his employment with OpCo (in lieu of his target annual bonus opportunity provided for under the Existing Shapiro Employment Agreement prior to such amendment).

•

Mr. Shapiro is eligible to receive a cash bonus upon the completion of certain qualifying asset sales (an “MS Asset Sale Bonus”). A qualifying asset sale is a sale of certain specified assets of the Issuer and OpCo (an “MS Asset Sale”). The aggregate maximum amount of MS Asset Sale Bonuses Mr. Shapiro may earn under the Shapiro Employment Agreement is $100,000,000. Mr. Shapiro will earn an MSAsset Sale Bonus equal to $20,000,000 upon each of the first three MSAsset Sales where the consideration received for the specified assets sold (including consideration for assets sold in connection with any prior MS Asset Sale) equals or exceeds $1,000,000,000, $2,000,000,000 and $3,000,000,000 (respectively). However, in the event all (but not less than all) of the specified assets are sold (either in one or a series of MS Assets Sales) (a “Final MS Asset Sale”), Mr. Shapiro will be entitled to an MS Asset Sale Bonus equal to $100,000,000 (less the amount of any MS Asset Sale Bonuses Mr. Shapiro previously received (if any)). Any earned MS Asset Sale Bonuses are generally payable within 75 days following the applicable MS Asset Sale. If Mr.

Shapiro resigns or gives notice of his resignation prior to a nMS Asset Sale, he will not receive an MSAsset Sale Bonus with respect to such MS Asset Sale, unless (a) a transaction that would constitute an MS Asset Sale, if consummated, is in process at the time of Mr. Shapiro’s resignation, or (b) following such resignation, Mr. Shapiro is otherwise engaged in the MS Asset Sale process in a manner agreed to between Mr. Shapiro and the Issuer. If Mr. Shapiro’s employment is terminated by OpCo without “cause” (as defined in the Employment Agreement Amendment) or if Mr. Shapiro resigns for “good reason” (as defined in the [Existing Shapiro] Employment Agreement) prior to the payment of the full MS Asset Sale Bonus, Mr. Shapiro will be entilted to compensation in the amount of the foregone MS Asset Sale Bonus. Payment of the MS Asset Sale Bonus is subject to Mr. Shapiro’s execution and non-revocation of a mutual release of claims.

•

OpCo will reimburse Mr. Shapiro for his reasonable and documented out-of-pocket legal fees and costs incurred in anticipation of and/or in connection with the drafting, negotiation and execution of the Shapiro Employment Agreement Amendment and the Merger Agreement.

This summary of the Shapiro Employment Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Shapiro Employment Agreement Amendment, a copy of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Mark Shapiro’s Employment Agreement

In addition to the Shapiro Employment Agreement Amendment, Mr. Shapiro also entered into an amended and restated employment agreement (the “Shapiro A&R Employment Agreement”). The Existing Shapiro Employment Agreement, as amended by the Shapiro Employment Agreement Amendment, will remain in effect until immediately prior to the Effective Time. At the Effective Time, the Shapiro A&R Employment Agreement will be effective and will supersede the Existing Shapiro Employment Agreement in its entirety. The Shapiro A&R Employment Agreement provides for, among other things, the following.

•

Mr. Shapiro will be employed as President of the Issuer and its direct and indirect subsidiaries (excluding TKO Group Holdings, Inc. and its subsidiaries, which will be subject to a separate arrangement with Mr. Shapiro) (the “Employer Group”) and will report directly to Ariel Emanuel as Chief Executive Officer of the Employer Group. The term of such employment will expire on the fourth anniversary of the effective date of the Mergers.

•

To the extent not inconsistent with the business practices and policies of OpCo, and if such activities do not interfere in any material respect with his duties and responsibilities, Mr. Shapiro is permitted to serve as a member of the board of directors of any charitable, educational, religious, public interest or public service organization and any “for profit” entity approved by OpCo.

•	Mr. Shapiro’s principal place of employment will be New York, New York.

•	Mr. Shapiro will receive an annual base salary of $7,000,000 and a guaranteed annual bonus of $15,000,000 for each year during his employment term.

•

Mr. Shapiro will receive a one-time $15,000,000 transaction bonus in connecton with the consummation of the Mergers (subject to his continued employment through the Effective Time), but reduced by the amount of any guaranteed bonus paid to Mr. Shapiro in respect of the year in which the effective date of the Mergers occurs.

•	Mr. Shapiro will remain entitled to receive the MS Asset Sale Bonus (on the same terms and conditions as described above in the section titled “Mark Shapiro Employment Agreement Amendment”).

•

Mr. Shapiro will receive a new equity award in connection with the Mergers representing 1% of the issued and outstanding equity interests of the Issuer, calculated on a fully-diluted basis. The award will consist of options (or economically-equivalent equity interests in OpCo) and restricted stock units. The award will be subject to vesting and other terms to be mutually agreed by the parties. WME is expected to implement a new management equity plan with an annual liquidity program and Mr. Shapiro will be entitled to participate in such plan with respect to his interests in the Employer Group.

•

For business travel, Mr. Shapiro will have reasonable access to the private aircraft available to the Issuer (when available) and when not using such private aircraft, will be reimbursed for first class or charter aircraft travel. He will also be entitled to reimbursement for his commuting expenses, all business-related travel, and entertainment and other expenses reasonably incurred in the performance of his duties.

•

While employed as President of the Employer Group, Mr. Shapiro may participate in all health, welfare, retirement and other benefit plans (excluding any severance plans) that are made available to other senior executives of the Employer Group.

•

If Mr. Shapiro’s employment is terminated without “cause” or due to a resignation for “good reason” (as such terms are defined in the Shapiro A&R Employment Agreement), in other than in connection with a MS Asset Sale Termination (defined below), he will receive (a) continued payment of his base salary commencing on the date of termination and ending on the later of (i) the end of his employment term and (ii) the second anniversary of the termination date (such period, the “Shapiro Severance Period”), (b) payment of his guaranteed bonus for each calendar year during the Shapiro Severance Period (prorated for any partial year).

•

If Mr. Shapiro’s employment is terminated due to an employer non-renewal of the employment term (as defined in Shapiro A&R Employment Agreement), he will receive (a) continued payment of his base salary until the second anniversary of the termination date and (the “Post-Termination Continuation Period”) and (b) payment of his guaranteed bonus for each calendar year during the Post-Termination Continuation Period (prorated for any partial year).

•	If Mr. Shapiro’s employment is terminated due to death or disability, he will receive a pro rated guaranteed bonus.

•

Upon payment of the MS Asset Sale Bonus that results to a Final MS Asset Sale, Mr. Shapiro’s employment with the Employer Group will automatically terminate (an “MS Asset Sale Termination”), and Mr. Shapiro will be appointed as managing partner and sole president of WME (unless otherwise agreed upon by WME and Mr. Shapiro). He will be entitled to a pro-rated guaranteeed annual bonus in connection with the MS Asset Sale Termination. With respect to Mr. Shapiro’s WME role, he will recieve a base salary of $5,000,000 and a target annual bonus of $5,000,000 ($2,000,000 of which will be guaranteed). If terminated by WME without “cause” or Mr. Shapiro resigns from his WME role for “good reason”, Mr. Shapiro will be entitled to an amount equal to his base salary and target annual bonus, payable over 12 months.

•

Mr Shapiro will remain subject to confidentiality and assignment of intellectual property covenants, and his certain restrictive covenants in effect as of the date hereof under a certain equity award agreement.

•

The Issuer, OpCo, WME, Holdco Parent and OpCo Parent will reimburse Mr. Shapiro for his expenses (including reasonable and documented out-of-pocket legal fees and costs) incurred in anticipation of and/or in connection with the transactions, including the drafting, negotiation and execution of the Shapiro A&R Employment Agreement.

•

The Issuer, OpCo, Holdco Parent and OpCo Parent will indemnify and hold harmless, and advance expenses to, Mr. Shapiro if he is made or is threatened to be made a party or is otherwise involved in any transaction litigation in any capacity.

•

As previously disclosed, Mr. Shapiro was issued a retention bonus pursuant to Existing Shapiro Employment Agreement. This retention bonus remains subject to the clawback provisions included in the Existing Shapiro Employment Agreement.

Certain existing arrangements with Mr. Shapiro have been described under the section entitled “Certain Transactions with Related Persons” in the definitive proxy statement with respect to the Issuer’s 2023 annual meeting of stockholders filed on April 28, 2023.

This summary of the A&R Shapiro Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the A&R Shapiro Employment Agreement Amendment, a copy of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

The Reporting Persons previously stated that they were not entertaining bids for assets that are a part of the Issuer. With the signing of the Merger Agreement, they now plan to explore certain asset sales and there is an asset sale covenant in the Merger Agreement.

The Reporting Persons review on a continuing basis the transactions contemplated by the Merger Agreement and the other agreements described herein. Based on such review, the Reporting Persons may exercise their rights under those agreements, including to terminate, amend or modify any of the transactions contemplated thereby, and/or, subject to the terms of such agreements, may acquire, or cause to be acquired, beneficial interests in securities of the Issuer at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of the investment policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors. Other than as described in this Item 4, and except as otherwise disclosed herein or in agreements described in this Statement on Schedule 13D, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 of this Statement on Schedule 13D. However, as part of the ongoing evaluation of the transactions contemplated by the Merger Agreement and other agreements described herein, the Reporting Persons may at any time review or reconsider their respective positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters and, from time to time, may hold discussions with or make formal proposals to management or the Issuer’s board of directors, other stockholders of the Issuer or other third parties regarding such matters. There can be no assurance that the possible courses of action expressed in this Item 4 will be consummated by the Reporting Persons.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) The Reporting Persons may be deemed to beneficially own an aggregate of 174,114,556 shares of the Issuer’s Class A Common Stock, or 45.4% of the Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on shares of Class A Common Stock held and Endeavor Operating Company Units which are exchangeable (along with an equal number of shares of Class X Common Stock) for either cash (at the Issuer’s election, subject to certain conditions) or shares of Class A Common Stock on a one-for-one basis, subject to adjustment.

The holders of Class A Common Stock, Class X Common Stock and Class Y Common Stock will vote together as a single class on all matters submitted to stockholders for their vote or approval, except as required by applicable law. Holders of Class A Common Stock and Class X Common Stock are entitled to one vote per share on all matters submitted to stockholders for their vote or approval. Holders of Class Y Common Stock are entitled to 20 votes per share on all matters submitted to stockholders for their vote or approval.

The shares of Class A Common Stock, shares of Class X Common Stock and shares of Class Y Common Stock owned by the Reporting Persons represent approximately 71.4% of the total voting power of Issuer’s common stock outstanding. Calculations of beneficial ownership and voting power described herein are based on 301,078,199 shares of Class A Common Stock, 166,046,191 shares of Class X Common Stock and 225,918,741 shares of Class Y Common Stock of the Issuer outstanding as of the close of business on March 8, 2024 as provided by the Issuer.

Interests in the Issuer and Endeavor Operating Company are held through West HoldCo (holding (i) 495,494 shares of Class A Common Stock and (ii) 82,138,074 Endeavor Operating Company Units and an equal number of paired shares of Class X Common Stock and an equal number of shares of Class Y Common Stock) and West HoldCo II (holding 91,480,988 shares of Class A Common Stock and 87,254,147 shares of Class Y Common Stock). Egon Durban, a Co-CEO and Managing Partner of Silver Lake Group, L.L.C. and a director of the Issuer, is the managing member of Silver Lake West VoteCo, L.L.C., which is the general partner of the HoldCos.

The HoldCos, Ariel Emanuel, the Chief Executive Officer of the Issuer, Patrick Whitesell, the Executive Chairman of the Issuer, and certain entities they control, including Executive Holdco (collectively, the “Executive Parties”) and certain other equityholders of the Issuer are parties to a Stockholder Agreement (the “Stockholder Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholder Agreement and the obligations and rights thereunder and certain other arrangements with such persons, the Reporting Persons acknowledge and agree that they are acting as a “group” with the Executive Parties within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. Certain entities affiliated with the Executive Parties have separately made a Schedule 13D filing reporting their beneficial ownership of shares of Class A Common Stock.

As a result of the execution and delivery of the Preferred Equity Commitment Letter by Thirty Fifth Investment Company L.L.C., an affiliate of Mubadala Investment Company PJSC (“Mubadala”), the HoldCos may be deemed to have formed a “group” within the meaning of Section 13(d) of the Exchange Act with Mubadala in connection with Thirty Fifth Investment Company L.L.C.’s commitment to contribute amounts to the Parent Entities or the Merger Subs pursuant to the Preferred Equity Commitment Letter. The Reporting Persons have been notified that Mubadala is intending to separately file a Schedule 13D reporting its beneficial ownership of shares of Class A Common Stock. The beneficial ownership of the Reporting Persons does not include any shares of Class A Common Stock which may be beneficially owned by Mubadala and each of the Reporting Persons disclaims beneficial ownership over any such shares.

As a result of the execution and delivery of a Rollover Agreement by Mark Shapiro, HoldCos may be deemed to have formed a “group” within the meaning of Section 13(d) of the Exchange Act with Mark Shapiro in connection with his Rollover Interests pursuant to such Rollover Agreement. Based on information provided by Mark Shapiro to the Reporting Persons, as of the date hereof, Mark Shapiro beneficially owns 2,499,120 shares of Class A Common Stock, representing approximately 0.8% of the outstanding shares of Class A Common Stock.

(c) None of the Reporting Persons has effected any transaction in Class A Common Stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 of this Amendment.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description

H	Agreement and Plan of Merger, dated as of April 2, 2024, by and among Endeavor Group Holdings, Inc., Endeavor Executive Holdco, LLC, Endeavor Executive II Holdco, LLC, Endeavor Executive PIU Holdco, LLC, Endeavor Manager, LLC, Endeavor Operating Company, LLC, Wildcat EGH Holdco, L.P., Wildcat OpCo Holdco, L.P., Wildcat PubCo Merger Sub, Inc., Wildcat OpCo Merger Sub, L.L.C., Wildcat Manager Merger Sub, Endeavor Executive Holdco, LLC, Endeavor Executive II Holdco, LLC and Endeavor Executive PIU Holdco, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, dated April 2, 2024, filed by the Issuer).

I	Voting and Support Agreement, dated as of April 2, 2024, by and among Endeavor Group Holdings, Inc., Endeavor Manager, LLC, Endeavor Operating Company, LLC, Silver Lake West HoldCo, L.P. and Silver Lake West HoldCo II, L.P.

J	Rollover Agreement, dated as of April 2, 2024, by and among Wildcat EGH Holdco, L.P., (ii) Wildcat OpCo Holdco, L.P., Ariel Emanuel, Ariel Emanuel’s personal revocable living trust, Endeavor Executive Holdco, LLC, Endeavor Executive II Holdco, LLC and Endeavor Executive PIU Holdco, LLC.

K	Rollover Agreement, dated as of April 2, 2024, by and among Wildcat EGH Holdco, L.P., Wildcat OpCo Holdco, L.P., Patrick Whitesell, Patrick Whitesell’s personal revocable trust, Endeavor Executive Holdco, LLC, Endeavor Executive II Holdco, LLC and Endeavor Executive PIU Holdco, LLC.

L	Rollover Agreement, dated as of April 2, 2024, by and among Wildcat EGH Holdco, L.P., Wildcat OpCo Holdco, L.P., and Mark Shapiro.

M	Letter Agreement, dated as of April 2, 2024, by and among Ariel Emanuel, Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC, William Morris Endeavor Entertainment, LLC, Wildcat EGH Holdco, L.P. and Wildcat OpCo Holdco, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated April 2, 2024, filed by the Issuer).

N	Letter Agreement, dated as of April 2, 2024, by and among Patrick Whitesell, Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC, William Morris Endeavor Entertainment, LLC, Wildcat EGH Holdco, L.P. and Wildcat Opco Holdco, L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, dated April 2, 2024, filed by the Issuer).

O	Amendment No. 2 to Term Employment Agreement, dated as of April 2, 2024, by and among Mark Shapiro, Endeavor Group Holdings, Inc. and Endeavor Operating Company, LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, dated April 2, 2024, filed by the Issuer).

P	Employment Agreement, dated as of April 2, 2024, by and among Mark Shapiro, Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC, William Morris Endeavor Entertainment, LLC, Wildcat EGH Holdco, L.P. and Wildcat Opco Holdco, L.P. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K, dated April 2, 2024, filed by the Issuer).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2024

Silver Lake West HoldCo, L.P.
By: Silver Lake West VoteCo, L.L.C., its general partner

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Member

Silver Lake West HoldCo II, L.P.
By: Silver Lake West VoteCo, L.L.C., its general partner

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Member

Silver Lake West VoteCo, L.L.C.

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Member

Egon Durban

/s/ Egon Durban